THE BANK OF NEW YORK
101 Barclay Street
New York, New York 10286
May 22, 2008
Mr. H Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Re:	BP Prudhoe Bay Royalty Trust Form 10-K for the Year Ended December 31, 2007 Filed February 29, 2008, as amended March 11, 2008 File No. 1-10243
Dear Mr. Schwall:
     As Trustee of the BP Prudhoe Bay Royalty Trust (the “Trust”), The Bank of New York is responding to your letter dated May 20, 2008 in which the staff of the Division provided the Trust with certain comments concerning the above-captioned filing (the “2007 Form 10-K”). Our responses, as Trustee on behalf of the Trust, to the staff’s comments are indicated below. For convenience of reference, we are setting forth the text of each comment, followed by the Trust’s response.
STAFF COMMENT 1
Introduction, page 1
1.	In future filings, please provide the correct address for the Commission, which is 100 F Street, NE, Washington, DC 20549.
TRUST RESPONSE
     The Trust will provide the correct address for the Commission in future filings.
STAFF COMMENT 2
Exhibit 31, Certification
2.	We note that you do not provide the certification required by part 4(b) of Item 601(b)(31)(i) of Regulation S-K regarding the trustee’s responsibility for designing internal controls over financial reporting. Given your status as a large accelerated filer and the inclusion of the trustee’s report on internal control over financial reporting pursuant to Item 308(a) of Regulation S-K, you are required to revise your certifications to include paragraph 4(b) of Item 601(b)(31)(i). Please file an amendment with the corrected certifications. You may file an abbreviated form of an amendment to the 10-K consisting of a cover page, explanatory note, signature page and the required certifications.

Securities and Exchange Commission
May 22, 2008

TRUST RESPONSE
     The Trust is concurrently filing Amendment No. 2 to the 2007 Form 10-K, which includes the revised certifications.

     The Trustee understands and acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the 2007 Form 10-K; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2007 Form 10-K; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please provide copies of any further comments or questions, and any other correspondence concerning this matter to: Richard Bourgerie, Esq., Emmet, Marvin & Martin, LLP, 120 Broadway, New York, New York 10271. Telephone: (212) 238-3027. Facsimile: (212) 238-3100. Email: rbourgerie@emmetmarvin.com.

Very truly yours, THE BANK OF NEW YORK, as Trustee
By:	/s/ Remo Reale
Remo Reale
Vice President